Fairway Private Equity & Venture Capital Opportunities Fund

One South Wacker Drive

Suite 1050

Chicago, IL 60606

December 16, 2021

via edgar

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Fairway Private Equity & Venture Capital Opportunities Fund (the “Fund”)

(File Nos. 811-23728 and 333-261672)

Request to Withdraw Registration Statement on Form N-2

Ladies and Gentlemen:

We hereby request withdrawal of the Fund’s registration statement on Form N-2 that was filed on December 15, 2021, together with all exhibits thereto (the “Registration Statement”) (Accession No. 0001580642-21-005875), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”). The Registration Statement was erroneously filed under the EDGAR submission type “N-2” instead of “N-2/A.”

Pursuant to paragraph (b) of Rule 477 under the 1933 Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If you have any questions or need further information, please call the undersigned at (513) 869-4335.

Sincerely,

/s/ Jesse D. Hallee

Jesse D. Hallee

Secretary

Fairway Private Equity & Venture Capital Opportunities Fund